FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of	January	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	IBM, RIM Plan to Introduce New Lotus Features and Developer Tools on the BlackBerry Platform	3
2.	RIM Considering Alternatives as a Result of Court Order Obtained by Certicom	2

Document 1

January 19, 2009

IBM, RIM Plan to Introduce New Lotus Features and

Developer Tools on the BlackBerry Platform

Symphony Document Viewing, Quickr Team Collaboration, Domino Designer

and XPages to Expand Capabilities on the BlackBerry Platform

ORLANDO, Florida – January 19, 2009: LOTUSPHERE - IBM (NYSE: IBM) and Research In Motion (RIM) (NASDAQ: RIMM, TSX: RIM) today introduced new Lotus collaboration features and developer tools on the BlackBerry® platform that will enable greater access to live expertise and collective intelligence through BlackBerry® smartphones. The new features will help customers find expertise, form teams, share information, and stay in touch in real time making them more effective and productive while on the go.

This initiative is in response to the explosion of mobility worldwide. IBM’s Institute for Business Value predicts one billion mobile Web users by 2011 and a significant shift in the way the majority of people will interact with the Web over the next decade.

“The new Lotus collaboration features and developer tools on the BlackBerry platform will deliver productivity beyond the office extending IBM software and services so that individuals can access all of the resources they need to keep their business moving, anytime, anywhere,” said Bob Picciano, general manager, IBM Lotus Software.

“Team collaboration shouldn’t stall when employees are on the road or away from their desk,” said Jim Balsillie, Co-CEO, Research In Motion. “RIM and IBM are strengthening the BlackBerry platform for Lotus with a portfolio of enterprise social networking and collaboration capabilities that will make BlackBerry smartphones even more effective in mobilizing businesses around the globe.”

At Lotusphere this week, attendees will get a sneak preview and demonstrations of the following offerings which will work with BlackBerry smartphones* beginning later this year:

•	Mobile access to Open Document Format (ODF) based IBM Lotus Symphony documents (with support for presentations and spreadsheets to be added at a later date);

•	IBM Lotus Quickr Web 2.0-based team software to help individuals find, access, share and work with business content such as documents, photos, and videos on their BlackBerry smartphones; and

•	enhanced IBM Lotus Connections functionality for access to activities, blogs, and communities (augmenting the access already available to profiles and tags).

IBM and RIM will also preview something new for developers – BlackBerry® platform support for IBM Lotus Domino Designer and XPages. The BlackBerry® Java® Development Environment (BlackBerry JDE) for Eclipse plugs into IBM Lotus Domino Designer, making it easier to develop new software applications for BlackBerry smartphones. BlackBerry platform support for XPages enables developers to write a rich application once, which is optimized for both web and secure use on BlackBerry smartphones. For more information about Designer and XPages, visit http://www-01.ibm.com/software/lotus/products/dominodesigner.

IBM and RIM are rolling out these features and tools for BlackBerry smartphones in the coming months: Symphony document viewing and the new capabilities for Connections will be available in the second quarter; and the Quickr and Designer offerings are planned for availability in the second half of 2009.

Additionally, IBM Lotus Notes, Domino and Sametime unified communications and collaboration software, which has worked on the BlackBerry platform for several years, is now also compatible with the new BlackBerry® Storm™ smartphone. The companies recently made a new presence and awareness-everywhere feature available. This is made possible by the new BlackBerry® Client for Lotus Sametime, which provides smartphone customers with real time communications capabilities throughout the smartphone’s applications.

IBM has a rich background in providing mobile software and services and supporting the BlackBerry platform. For more than eight years, IBM Global Services has managed and maintained BlackBerry® Enterprise Servers for its outsourcing customers. Leveraging this experience, IBM delivers a comprehensive set of services that will allow IBM’s clients to transform their enterprise operations by bringing together the combined power of the BlackBerry® Enterprise Solution, IBM Software offerings, and IBM Global Technology Services. In conjunction with telecommunications providers around the world, IBM already provides this service to more than 120,000 commercial users worldwide.

For details about how customer Toshiba America Medical Systems and Videotron use IBM and the BlackBerry platform to enhance their workers' productivity out of the office, visit http://na.blackberry.com/eng/newsroom/success/tams.jsp and http://na.blackberry.com/eng/newsroom/success/videotron.jsp. Several other leading companies are also customers.

For more information visit www.ibm.com/software/lotus or www.blackberry.com/go/ibm.

* Certain capabilities may require specific smartphone models or minimum versions of BlackBerry software.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or service.

All other trademarks and registered trademarks are property of their respective owners.

Media Contacts:

Michelle McIntyre

IBM

mc@us.ibm.com

m: 408-483-6681

Marisa Conway

Brodeur Partners (PR Agency for RIM)

mconway@brodeur.com

212-336-7509

RIM Investor Contact:

RIM Investor Relations

investor_relations@rim.com

519-888-7465

Document 2

January 19, 2009

FOR IMMEDIATE RELEASE

RIM Considering Alternatives as a Result of Court Order Obtained by Certicom

Waterloo, ON – Research In Motion Limited ("RIM") (Nasdaq: RIMM; TSX: RIM) announced today that the Ontario Superior Court of Justice has issued an order enjoining the offer (the "Offer") by RIM’s wholly-owned subsidiary for all of the common shares of Certicom Corp. ("Certicom") (TSX: CIC) at a price of Cdn$1.50 per common share.

RIM continues to be disappointed by the actions of Certicom's directors in pursuing court proceedings. As a result of the court order, Certicom shareholders will not be able to accept the Offer, and if another offer materializes for Certicom, RIM cannot, without Certicom's prior written consent, participate in an auction for Certicom. RIM believes this could hinder the value maximization process undertaken by Certicom.

RIM is reviewing the court's reasons for decision and is considering any alternatives available to it as a result of the court order, including a possible appeal.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.BlackBerry.com.

Investor Contact:

RIM Investor Relations

(519) 888-7465

investor_relations@rim.com

This news release contains a forward-looking statement within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws relating to RIM's consideration of alternatives available to it as a result of the court order, including a possible appeal. Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances, including its perception of the timing and benefits of a possible appeal of the court order. Certain factors could cause RIM’s actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statement, including, without limitation: the inherent uncertainty relating to the outcome of litigation and regulatory proceedings; and other unexpected developments relating to RIM's proposed acquisition of Certicom that may affect the actions described in this news release or the timing of such actions. Other risk factors relating to RIM are discussed in the “Risk Factors” section of RIM’s Annual Information Form, which is included in its Annual Report on Form 40-F and RIM’s MD&A (copies of which filings may be obtained at www.sedar.com or www.sec.gov), and RIM’s other public filings with the Securities and Exchange Commission and Canadian securities regulators. These factors should be considered carefully, and readers should not place undue reliance on RIM’s forward-looking statements. RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	January 19, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations